Exhibit 7(c)1.




          CHIQUITA APPLAUDS U.S. INTERVENTION IN BANANA DISPUTE


CINCINNATI, OHIO, October 17, 1994 -- Chiquita Brands
International, Inc. confirmed  today that the United States
Government has formally agreed to assist the Company and the Hawaii Banana Producer Association in seeking relief from the Banana trade policies of the governments of the European Union, Costa Rica, Colombia, Nicaragua and Venezuela.

United States Trade Representative, Ambassador Mickey Kantor announced that the administration has agreed to initiate a formal investigation under Section 301 of the Trade Act of 1974 against the new common European Union banana import policy.

Additionally, the U.S. Government has officially advised the governments of Costa Rica, Colombia, Nicaragua and Venezuela that if they act to implement a GATT-illegal and discriminatory trade policy known as the "Framework Agreement," or, any alternative measures that are unreasonable or discriminatory, that those governments will immediately be included in the Section 301 action.

Today's announcement is in response to a petition filed on September 2, 1994 under Section 301 of the Trade Act by Chiquita and the Hawaii Banana Industry Association seeking relief against blatantly illegal trading practices that were designed to harm the U.S. industry's ability to compete in the European Union.

Commenting on today's decision by the Government, Keith E. Lindner, President and Chief Operating Officer of Chiquita said, "We applaud the U.S. government's decision to accept this action and compliment Ambassador Kantor for his strong commitment to upholding the principles of free and fair world trade. The U.S. Government now becomes a significant, major player in this dispute and will fight to achieve fair treatment of the U.S. industry's interests on all fronts."

Section 301 of the 1974 Trade Act authorizes U.S. companies to petition the U.S. Government to investigate and seek redress against unfair foreign trade acts, policies and practices that either violate U.S. rights under GATT, or are unreasonable or discriminatory and burden or restrict U.S. commerce. Section 301 authorizes the U.S. Government - unless satisfactory relief from the unfair practices is forthcoming - to take retaliatory measures such as tariffs or withdrawal of trade concessions against the offending countries. In a bilaterally-conducted investigation, once consultations begin, they continue as necessary until an adequate agreement is reached or until the 12-month investigation period expires.

The petition that was the subject of today's determination seeks redress from the July 1, 1993, Common EU import banana policy and against the "Framework Agreement". Through a system of restrictive quotas and discriminatory allocation of licensing eligibility, the new regime sharply limits market access, particularly for US banana marketing companies in favor of some EU multinationals. In two separate rulings, GATT panels found these banana policies to be illegal.

In March 1994, Costa Rica, Colombia, Nicaragua, and Venezuela reached a settlement of the GATT dispute with the European Commission by signing the "Framework Agreement". That agreement added to the illegalities by authorizing additional restrictive and discriminatory quotas and licenses imposed on U.S. banana marketing firms, while leaving EU firms exempt.

Chiquita is a leading international marketer, processor and producer of quality fresh and prepared food products.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Joseph W. Hagin         (513) 784-8866